FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2016

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1. 2.	Other News Schedule of Kotak BFSI Conference held in Mumbai

Item 1

OTHER NEWS

Sub: Disclosures under Indian Listing Regulations

IBN

ICICI Bank Limited (the ‘Company’) Report on Form 6-K

Pursuant to the provisions of Indian Listing Regulations notified by SEBI, we have disclosed to the stock exchanges in India, the schedule of Kotak BFSI Conference held in Mumbai on May 26, 2016. At this conference, management of the Bank met the investors. A copy of presentation made to the investors/analysts is available on the Bank’s website.

This is for your information and records.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: “Landmark” Race Course Circle, Vadodara 390007. India

Item 2

Kotak BFSI Conference, Mumbai: May 26, 2016

Sr. No.	Type of meeting	Attendees: Fund/firm
1.	Group	Capital World
2.	One-on-One	Franklin Templeton
3.	Group	City National Rochdale
4.	Group	Westbridge Advisors
5.	Group	HDFC Asset Management
6.	Group	Birla Sunlife Asset Management
7.	Group	Religare Invesco
8.	Group	HDFC Standard Life
9.	Group	Axis Asset Management
10.	Group	Enam Asset Management
11.	Group	Enam Holdings
12.	Group	Principal PNB
13.	Group	Star Union Dai-ichi
14.	Group	Laburnum Capital

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: “Landmark” Race Course Circle, Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited
Date:	May 30, 2016	By:	/s/ Ranganath Athreya
			Name :	Ranganath Athreya
			Title :	General Manager – Joint Company Secretary Head Compliance (Private Banking, Capital Market & Non-Banking Subsidiaries)